Financial Institution Bond For Investment Companies

DECLARATIONS	FEDERAL INSURANCE COMPANY
Name of Assured:	Incorporated under the laws of Indiana, a stock insurance company, herein called the Company
BLACKROCK FIXED-INCOME COMPLEX BOARD

Address of Assured:	One American Square 202 N Illinois Street,
50 HUDSON YARDS, 415 10TH AVENUE, 10TH FLOOR	Suite 2600
NEW YORK, NY 10001	Indianapolis, IN 46282

Bond Number: J06356072

Item 1.	Bond Period: From: November 1, 2023 To: November 1, 2024 At 12:01 A.M. local time at the Address of Assured.

Item 2.	Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1. Employee	$80,050,000	$0
2. On Premises	$80,050,000	$25,000
3. In Transit	$80,050,000	$25,000
4. Forgery Or Alteration	$80,050,000	$25,000
5. Extended Forgery	$80,050,000	$25,000
6. Counterfeit Money	$80,050,000	$25,000
7. Computer System Fraud	$80,050,000	$25,000
8. Claims Expense	$100,000	$5,000
9. Audit Expense	$100,000	$5,000
10. UncollectibleItems Of Deposit	$80,050,000	$25,000
11. VoiceInitiated Funds Transfer Instruction	$80,050,000	$25,000

PF-52903D (08/21)	Page 1 of 2

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

January 17, 2024
Date	Authorized Representative

PF-52903D (08/21)	Page 2 of 2

Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)	Page 1 of 1

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:

Directors and Officers Liability Loss Preventions – #14-01-0035

Directors and Officers Securities Litigation Loss Preventions – #14-01-0448

Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099

Directors and Officers Liability Loss Prevention for Not-for-Profit – #14-01-0036

Cyber Loss Mitigation for Directors – #14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line

Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

•	ChubbWorks.com

ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Employment Practices Loss Prevention Guidelines Manual

Employment Practices Loss Prevention Guidelines - #14-01-0061

•	Loss Prevention Consultant Services

Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

•	Public Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

•	Private Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for-profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)	Page 1 of 2

Fiduciary Liability Loss Prevention Services

•	Fiduciary Liability Loss Prevention Manual

Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

•	Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

•	Readings in Health Care Governance Manual

Readings in Health Care Governance -#14-01-0788

•	ChubbWorks.com

ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Health Care D&O Loss Prevention Consultant Services

Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)	Page 2 of 2

Notice to Policyholders

Insuring Company: Federal Insurance Company

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822. Thank you for insuring through Chubb.

99-10-0460B (08/19)	Page 1 of 1

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)	Page 1 of 1

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips

Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset Team and the FBI’s assistance seeking return of the wire transfer.

3.

Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4.	Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1.

Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2.

Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3.

Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)	Page 1 of 1

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;
•	Front organizations;
•	Terrorists;
•	Terrorist organizations; and
•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB

Customer Support Service Department

436 Walnut Street

PO Box 1000

Philadelphia, PA 19106-3703

1-800-352-4462

PF-17993a (04/20)	Page 1 of 1

Financial Institution Bond For Investment Companies

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.	INSURING CLAUSES

1.	Employee

Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.

2.	On Premises

Loss of Property resulting directly from:

a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,

while the Property is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.

3.	In Transit

Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:

a.	an armored motor vehicle, including loading and unloading thereof;

b.	the custody of a natural person acting as a messenger of the Assured; or

c.

the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(1)	Written records;

(2)	Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or

(3)	Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.	Forgery Or Alteration

Loss resulting directly from the Assured having, in good faith:

a.	transferred, paid, or delivered any Property; or

PF-52903 (08/21)	Page 1 of 17

Financial Institution Bond For Investment Companies

b.	established any credit or given any value,

in reliance on any Written and Original:

(1)	Negotiable Instrument (other than an Evidence of Debt);

(2)	Acceptance;

(3)	Withdrawal Order or receipt for the withdrawal of Property;

(4)	Certificate of Deposit;

(5)	Letter of Credit; or

(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,

which

i.	bears a Forgery; or

ii.	is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.	Extended Forgery

Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:

a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:

(1)	Certificated Security:

(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3)	Evidence of Debt; or

(4)	Instruction,

which

i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;

ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

iii.	is lost or stolen;

b.	guaranteed in writing or witnessed any signature on any:

(1)	transfer;

(2)	assignment;

(3)	bill of sale;

(4)	power of attorney; or

(5)	endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.

acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

PF-52903 (08/21)	Page 2 of 17

Financial Institution Bond For Investment Companies

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6.	Counterfeit Money

Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.

7.	Computer System Fraud

Loss resulting directly from the:

a.	withdrawal, transfer, payment, or delivery of Property; or

b.	creation, deletion, debiting, or crediting of an account of the Assured or Customer,

which results directly from a Network Intrusion.

8.	Claims Expense

Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9.	Audit Expense

Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.

10.	Uncollectible Items Of Deposit

Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.	redemptions or withdrawals to be permitted;

b.	shares to be issued; or

c.	dividends to be paid,

from an account of an Assured.

As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.

11.	Voice Initiated Funds Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:

a.	the Customer;

b.	an Employee acting on instructions of such Customer; or

PF-52903 (08/21)	Page 3 of 17

Financial Institution Bond For Investment Companies

c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.	GENERAL AGREEMENTS

1.	Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a.	the creation of a new Investment Company; or

b.	an increase in the gross assets of Investment Companies covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2.	Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.

The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

3.	Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

PF-52903 (08/21)	Page 4 of 17

Financial Institution Bond For Investment Companies

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.

4.	Representations Made By Assured

The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.	DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1)	the Investment Company listed under Name of Assured in the Declarations (the “first named Assured”); or

(2)	any other Investment Company listed in the Application.

Assured does not include any entity or organization that is not an Investment Company.

Assured’s Network means:

(1)	the Assured’s Computer System; or

(2)	an Electronic Communication System.

Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

PF-52903 (08/21)	Page 5 of 17

Financial Institution Bond For Investment Companies

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an Assured to maintain possession and control of its assets.

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction.

Customer Communication System means an:

(1)	online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or

(2)	electronic mailing system hosted by the Assured or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1)	as an officer of the Assured;

(2)	to the Assured’s board of directors; or

(3)	as a trustee of the Assured.

Electronic Communication System means:

(1)

Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;

(2)	Customer Communication System; or

(3)	any communication system similar to those set forth in (1) and (2) of this definition in which the Assured participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the Assured’s Computer System.

Employee means any natural person:

(1)

while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2)

Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;

(3)	intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

PF-52903 (08/21)	Page 6 of 17

Financial Institution Bond For Investment Companies

(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;

(5)	employee of the Assured’s contracted:

a.	investment advisor;

b.	underwriter (distributor);

c.	transfer agent;

d.	shareholder accounting record-keeper; or

e.	fund administrator,

while performing acts for the Assured in the capacity of an Employee;

(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or

(7)	Processor, but only while such Processor is performing services and not:

a.	creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or

b.	acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1)	any employee of a fund administrator for any employee benefit plan; or

(2)	any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

a.	not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Assured or of the investment advisor or underwriter (distributor) of such Assured; or

b.	a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.

Forgery means:

(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

(1)	a description of the issue of which the Uncertificated Security is a part;

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Financial Institution Bond For Investment Companies

(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4)	the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1)	signed by the maker or drawer;

(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer,

(3)	payable on demand or at a definite time; and

(4)	payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.

Network Intrusion means the:

(1)	unauthorized access; or

(2)	entry of an unauthorized application or software program,

into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the Assured to perform data processing of the Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.

Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.

Property does not include electronic data or Cryptocurrency.

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Financial Institution Bond For Investment Companies

Securities means either Certificated Securities or Uncertificated Securities.

Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:

(1)	any one act of burglary, robbery or attempt at either, in which no Employee is implicated;

(2)	any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;

(3)	all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4)	any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

(1)	made over a telecommunications device; and

(2)	directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.	EXCLUSIONS

1.	General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.

riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.

the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

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Financial Institution Bond For Investment Companies

d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e.	all costs, fees and expenses incurred by the Assured:

(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.

indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

g.	any violation by the Assured or by any Employee:

(1)	of any law regulating:

i.	the issuance, purchase or sale of securities;

ii.	securities transactions on security or commodity exchanges or the over the counter market;

iii.	investment companies; or

iv.	investment advisors; or

(2)	of any rule or regulation made pursuant to any such law;

h.

the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i.

fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j.	liability resulting from disclosure of or acting on material nonpublic information;

k.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l.	the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;

m.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;

n.	a threat or series of threats to:

(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or

(2)	modify, damage, destroy, delete, or corrupt any application or software program within the Assured’s Computer System;

o.	costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

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Financial Institution Bond For Investment Companies

p.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System;

q.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r.	Cryptocurrency.

2.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a.	the acts of an Employee, except for loss covered under:

(1)	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

(2)	Insuring Clause 11;

b.

the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;

c.

payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;

d.	any Uncertificated Security, except for loss covered under Insuring Clause 7;

e.	the loss of Property while:

(1)	in the mail;

(2)	in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or

(3)	located on the premises of an armored motor vehicle operator;

f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;

g.

the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;

h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;

i.

the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;

j.	Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;

k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or

l.

the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

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Financial Institution Bond For Investment Companies

3.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a.

the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7; or

c.	any counterfeit, except for loss covered under Insuring Clause 6.

4.	Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a.	any transfer, payment, or delivery of Money or Securities:

(1)	authorized by an Employee; or

(2)

arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;

c.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d.

mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e.

entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or

f.	entries or changes made at an Electronic Funds Transfer System or a Customer Communication System by a:

(1)	Customer; or

(2)	natural person with authorized access to the Customer’s authentication credentials or mechanism.

5.	Specific Exclusions – Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer Instruction from a:

(1)	Customer; or

(2)	natural person with authorized access to the Customer’s verification credentials or mechanism.

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Financial Institution Bond For Investment Companies

V.	CONDITIONS AND LIMITATIONS

1.	Anti-Bundling

If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2.	Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.

3.	Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4.	Cooperation Of Assured

At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:

a.	submit to examination by the Company and subscribe to the same under oath;

b.	produce for the Company’s examination all pertinent records; and

c.	cooperate with the Company in all matters pertaining to the loss.

The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5.	Covered Property

This Bond shall apply to loss of Property:

a.	owned by the Assured;

b.	held by the Assured in any capacity; or

c.	for which the Assured is legally liable.

This Bond shall be for the sole use and benefit of the Assured.

6.	Deductible Amount

The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring Clause 1.

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Financial Institution Bond For Investment Companies

7.	Discovery

This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:

a.	facts which may subsequently result in a loss of a type covered by this Bond; or

b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8.	Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a.

the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b.	if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c.

the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.

9.	Notice To Company – Proof – Legal Proceedings Against Company

a.

The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.

Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e.	This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.

f.	All such notices shall be given in writing to one of the following addresses:

(1)	ChubbClaimsFirstNotice@chubb.com; or

(2)	Attn: Chubb Claims Department

Chubb

P.O. Box 5122

Scranton, PA 18505

g.	All other notices to the Company under this Bond shall be given in writing to the following address:

(1)	NA.FinancialLines@chubb.com; or

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Financial Institution Bond For Investment Companies

(2)	Attn: Chubb Underwriting Department
Chubb

202B Hall’s Mill Road

Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10.	Other Insurance

a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1)	the Assured;

(2)	a Transportation Company; or

(3)	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

b.

Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11.	Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b.

for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities; or

c.

for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12.	Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

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Financial Institution Bond For Investment Companies

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:

a.	first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b.	second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;

c.	third, to the Assured in satisfaction of the applicable Deductible Amount; and

d.	fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13.	Termination

a.

If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b.

If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c.

If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:

i.	shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and

ii.

within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d.

This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.

14.	Valuation

a.	Books Of Account Or Other Records

The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.

b.	Money

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c.	Other Property

The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

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Financial Institution Bond For Investment Companies

d.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

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NEW YORK AMENDATORY ENDORSEMENT

Named Assured BLACKROCK FIXED-INCOME COMPLEX BOARD		Endorsement Number 1
Bond Number J06356072	Bond Period 11-01-2023 to 11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

1.	Section V. CONDITIONS AND LIMITATIONS of this Bond is amended as follows:

A.	Paragraph a of Subsection 9. Notice To Company – Proof- Legal Proceedings Against Company is deleted and replaced with the following:

a.

The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, as long as such notification does not impede the Company’s investigation of any claim, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 3 of the Declarations.

B.	Subsection 13. Termination is amended by adding the following:

The Company shall refund the unearned premium computed at customary short rates if this Bond is terminated by the Assured. Under any other circumstances, the refund shall be computed pro rata. Payment or tender of any unearned premium by the Company shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

The Company shall mail or deliver a copy of any notice of termination of this Bond to the agent or broker of record, if any, at its last address known to the Company. Any notice of termination by the Company shall state the specific reason(s) for, and the effective date of such termination.

2.	The following section is added to this Bond:

NONRENEWAL	AND CONDITIONAL RENEWAL

(A)

If the Company (a) nonrenews this Bond, or (b) conditions its renewal upon a change in limits, change in the type of coverage, reduction of coverage, increased deductible or addition of exclusions, or upon increased premiums in excess of ten percent (10%) of the expiring rate (exclusive of premiums attributable to increased exposure subsequent to issuance of this Bond or at the request of the Assured or as a result of experience rating or retrospective rating), the Company shall provide notice to the Assured as follows:

(1)

The Company will mail or deliver to the Assured between sixty (60) days and one hundred twenty (120) days advance written notice containing the specific reason or reasons for nonrenewal or conditional renewal, the amount of any premium increase, the nature of any other proposed changes and the Assured’s rights, if any, to coverage and the duration of such coverage. Such notice will not be provided in the event that the Assured or its agent or broker of record has mailed or delivered written notice that this Bond has been replaced or is no longer desired. Additionally, if the Company provides notice of nonrenewal and subsequently extends the Bond Period for ninety (90) days or less, no additional notice of nonrenewal will be given.

(2)

If before the expiration date in Item 1 of the Declarations the Company provides an incomplete or late conditional renewal notice, coverage hereunder will remain in effect on the same terms and conditions and at the lower of the current rates or the rates for the prior Bond Period until sixty (60) days after proper notice is mailed, unless the Assured elects to cancel sooner, If however,

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the Assured elects to accept the terms, conditions and rates of the conditional renewal notice and renews this Bond on that basis, then such terms, conditions and rates will govern upon (a) the expirations of such sixty (60) day period, if notice of conditional renewal was provided to the Assured less than thirty (3) days before this Bond expiration date; or (b) this Bond’s expiration date, if notice of conditional renewal was provided to the Assured at least thirty (30) days before this Bond’s expiration date.

(3)

If the Bond Period is extended due to late notice of nonrenewal or conditional renewal, then the Limits of Liability will be increased in proportion to the period for which the Bond Period is extended, provided that if the Assured accepts the terms, conditions and rates of a conditional renewal notice, such increase will be inapplicable and, instead, new Limits of Liability applicable to the renewal period shall become effective as of the inception date of the renewal Bond.

(4)

If the Company does not provide notice of nonrenewal or conditional renewal before the Bond expiration date set forth in Item 1 of the Declarations, then the Assured may purchase coverage on the same terms and conditions as the Bond for another Bond Period or for the immediately preceding Bond Period.

(B)

The Company shall mail or deliver a copy of any notice of nonrenewal of this Bond by the Company to the agent or broker of record, if any, at its last address known to the Company. Any notice of nonrenewal by the Company shall state the specific reason(s) for, and the effective date of, such nonrenewal.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the State of New York.

The title and any headings in this endorsement/rider are solely for convenience and form not part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-56008 (08/21)	Page 2 of 2

CO-SURETY ENDORSEMENT

Named Assured BLACKROCK FIXED-INCOME COMPLEX BOARD		Endorsement Number 2
Bond Number J06356072	Bond Period 11-01-2023 to 11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)	The following Definitions are added:

Controlling Company means Federal Insurance Company.

Company means, unless otherwise specified, each insurance company, including the Controlling Company, executing this Endorsement.

Companies means, unless otherwise specified, all of the insurance companies, including the Controlling Company, executing this Endorsement.

(2)	The Conditions and Limitations are amended as follows:

Section 8., Limit Of Liability, is amended to include the following:

Each Company shall be liable only for such proportion of any Single Loss as the Single Loss Limit Of Liability underwritten by such Company, as specified in this Endorsement, bears to the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations, but in no event shall any Company be liable for an amount greater than that underwritten by it.

Section 9., Notice to Company-Proof-Legal Proceedings Against Company, is amended to include the following:

In the absence of a request from any Company to pay premiums directly to it, premiums for this Bond may be paid to the Controlling Company for the account of all Companies.

In the absence of a request from any Company that notice of claim and proof of loss be given to or filed directly with it, the Assured giving such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the terms, limitations and conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with the such terms, limitations and conditions.

Section 13., Termination, is amended to include the following:

The Controlling Company may give notice in accordance with the terms of this Bond terminating the Bond as an entirety or as to any Employee or Assured, and any notice so given shall terminate the liability of all Companies as an entirety or as to such Employee or Assured, as the case may be.

Any Company, other than the Controlling Company, may give notice in accordance with the terms of this Bond, terminating the entire liability of such other Company under this Bond or as to any person or entity.

In the absence of a request from any Company that notice of termination by the Assured of this Bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the Controlling Company shall terminate the liability of all Companies as an entirety. The Assured may terminate the entire liability of any Company under this Bond by giving notice of such termination to such Company and by sending a copy of such notice to the Controlling Company.

In the event of the termination of this Bond as an entirety, no Company shall be liable to the Assured for a greater proportion of any return premium due the Assured than the Single Loss Limit Of Liability underwritten by such Company bears to the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations.

PF-52912 (08/21)	Page 1 of 3

In the event of the termination of this Bond as to any Company, such Company alone shall be liable to the Assured for any return premium due the Assured on account of such termination. The termination of this Bond as to any Company other than the Controlling Company shall not terminate or otherwise affect the liability of the other Companies under this Bond.

The following Section is added:

Controlling Company

The execution by the Controlling Company of the Declarations and Endorsements or Special Letters attached to this Bond shall constitute execution by all the Companies signing this Endorsement.

In the event this Bond is modified during the Bond Period, the Controlling Company shall notify the Companies or their respective representatives, in writing, of such modification. Each Company shall be deemed to agree to such modification, unless such Company notifies the Controlling Company or the Controlling Company’s representative in writing that they do not agree to such modification. If a Company fails to object to a modification within fifteen (15) days of receipt of notice from the Controlling Company, such Company shall be deemed to agree to such modification.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Underwritten for a Single Loss Limit Of Liability of $25,000,000	Federal Insurance Company Controlling Company

By
Authorized Representative

Underwritten for a Single Loss Limit Of Liability of $15,000,000	National Union Fire Insurance Company of Pittsburgh, Pa.

By
Authorized Representative

Underwritten for a Single Loss Limit Of Liability of $25,000,000	Berkley Regional Insurance Company

PF-52912 (08/21)	Page 2 of 3

By
Authorized Representative

Underwritten for a Single Loss Limit Of Liability of $15,050,000	St. Paul Fire and Marine Insurance Company

By
Authorized Representative

PF-52912 (08/21)	Page 3 of 3

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured		Endorsement Number
BLACKROCK FIXED-INCOME COMPLEX BOARD		3
Bond Number	Bond Period	Effective Date of Endorsement
J06356072	11-01-2023 to 11-01-2024	November 1, 2023
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1)	Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$80,050,000	$25,000

(2)	The following Insuring Clause is added:

14. Fraudulent Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon a Transfer Instruction that purports, and reasonably appears, to have originated from:

a.	the Customer;

b.	an Employee acting on instructions of such Customer; or

c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 14, the:

i.	sender of the Transfer Instruction must have authenticated such Transfer Instruction with the Customer’s authentication credentials or mechanism;

ii.

Employee acting on the Transfer Instruction must obtain Verification prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii.	Assured shall assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.

(3)	The Definition of Customer is deleted and replaced with the following:

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction or a Transfer Instruction.

PF-52913 (08/21)	Page 1 of 2

(4)	The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any Voice Initiated Funds Transfer Instruction, which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

a.	transmitted to the Assured via:

i.	any electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;

ii.	telex, or Telefacsimile instruction; or

iii.	automated telephone system; and

b.	received by an Employee specifically authorized by the Assured to receive and act upon such instructions.

Verification means an Employee:

a.

attempted to verify the authenticity of such Transfer Instruction by communicating with the Customer, or natural person purporting to be the Customer via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b.	contemporaneously documented the use of the Customer’s authentication credentials or mechanism.

(5)	Exclusion 2.a. is deleted and replaced with the following:

a.	the acts of an Employee, except for loss covered under:

i.	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

ii.	Insuring Clause 11 or 14;

(6)	The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any Transfer Instruction from a:

a.	Customer; or

b.	natural person with authorized access to the Customer’s authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52913 (08/21)	Page 2 of 2

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured		Endorsement Number
BLACKROCK FIXED-INCOME COMPLEX BOARD		4
Bond Number	Bond Period	Effective Date of Endorsement
J06356072	11-01-2023 to 11-01-2024	11-01-2023
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1)	In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)	Schedule of Other Assureds:

BlackRock Allocation Target Shares

BlackRock Bond Fund, Inc.

BlackRock California Municipal Income Trust

BlackRock California Municipal Series Trust

BlackRock Capital Allocation Trust

BlackRock Core Bond Trust

BlackRock Corporate High Yield Fund, Inc.

BlackRock Credit Allocation Income Trust

BlackRock Credit Strategies Fund

BlackRock Debt Strategies Fund, Inc.

BlackRock Energy and Resources Trust

BlackRock Enhanced Capital and Income Fund, Inc.

BlackRock Enhanced Equity Dividend Trust

BlackRock Enhanced Global Dividend Trust

BlackRock Enhanced Government Fund, Inc

BlackRock Enhanced International Dividend Trust

BlackRock ESG Capital Allocation Trust

BlackRock ETF Trust II

BlackRock Floating Rate Income Strategies Fund, Inc.

BlackRock Floating Rate Income Trust

BlackRock Funds IV

BlackRock Funds V

BlackRock Funds VI

BlackRock Health Sciences Trust

PF-52916 (08/21)	Page 1 of 3

BlackRock Hedge Fund Guided Portfolio Solution

BlackRock Income Trust, Inc.

BlackRock Innovation and Growth Trust

BlackRock Investment Quality Municipal Trust, Inc.

BlackRock Limited Duration Income Trust

BlackRock Long-Term Municipal Advantage Trust

BlackRock Multi-Sector Income Trust

BlackRock Multi-Sector Opportunities Trust

BlackRock Multi-Sector Opportunities Trust II

BlackRock Multi-State Municipal Series Trust

BlackRock MuniAssets Fund, Inc.

BlackRock Municipal 2030 Target Term Trust

BlackRock Municipal Bond Fund, Inc.

BlackRock Municipal Income Fund, Inc.

BlackRock Municipal Income Quality Trust

BlackRock Municipal Income Trust

BlackRock Municipal Income Trust II

BlackRock Municipal Series Trust

BlackRock MuniHoldings California Quality Fund, Inc.

BlackRock MuniHoldings Fund, Inc.

BlackRock MuniHoldings New Jersey Quality Fund, Inc.

BlackRock MuniHoldings New York Quality Fund, Inc.

BlackRock MuniHoldings Quality Fund II, Inc.

BlackRock MuniVest Fund II, Inc.

BlackRock MuniVest Fund, Inc

BlackRock MuniYield Fund, Inc.

BlackRock MuniYield Michigan Quality Fund, Inc.

BlackRock MuniYield New York Quality Fund, Inc

BlackRock MuniYield Pennsylvania Quality Fund

BlackRock MuniYield Quality Fund II, Inc.

BlackRock MuniYield Quality Fund III, Inc.

BlackRock MuniYield Quality Fund, Inc.

BlackRock New York Municipal Income Trust

BlackRock Private Investments Fund

BlackRock Resources & Commodities Strategy Trust

BlackRock Science and Technology Trust

BlackRock Series Fund II, Inc.

PF-52916 (11/19)	Page 2 of 3

BlackRock Strategic Global Bond Fund, Inc.

BlackRock Taxable Municipal Bond Trust

BlackRock Utilities, Infrastructure & Power Opportunities Trust

BlackRock Variable Series Funds II, Inc.

BlackRock Virginia Municipal Bond Trust

Managed Account Series II

Master Bond LLC

Master Investment Portfolio II

BlackRock 2037 Municipal Target Term Trust

BlackRock Health Sciences Term Trust

BlackRock Science and Technology Term Trust

NAME OF ASSURED shall mean also any investment company registered under the Investment Company Act of 1940 sponsored by BlackRock and under the management of the BlackRock Fixed-Income Complex Board

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (11/19)	Page 3 of 3

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured		Endorsement Number
BLACKROCK FIXED-INCOME COMPLEX BOARD		5
Bond Number	Bond Period	Effective Date of Endorsement
Jo6356072	11-01-2023 to 11-01-2024	November 1, 2023
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$80,050,000	$25,000

(2)	The following Insuring Clause is added:

Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the Assured being legally liable to pay compensatory damages for:

a.

complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or

b.	refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.

(3)	The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a.	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b.	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c.	discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52917 (08/21)	Page 1 of 1

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured		Endorsement Number
BLACKROCK FIXED-INCOME COMPLEX BOARD		6
Bond Number	Bond Period	Effective Date of Endorsement
J06356072	11-01-2023 to 11-01-2024	11-01-2023
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$80,050,000	$25,000

(2)	The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52918 (08/21)	Page 1 of 1

SECRETARY’S CERTIFICATE

I, Janey Ahn, the duly elected and acting Secretary of each of the funds listed on Schedule A (each, a “Fund”), hereby certify that:

1. The following resolutions regarding the Funds’ fidelity bond were duly adopted by the Board of Directors/Trustees of each Fund listed on Schedule A on September 7, 2023, and are in full force and effect and have been so since such date:

Joint Fidelity Bond

RESOLVED, that the terms and amount of the extension of the joint insured fidelity bond to be obtained from Federal Insurance Company, covering registered investment companies advised or managed by BlackRock or an affiliate thereof, with an approximate allocation to each Fund as presented in the Meeting materials, be, and they hereby are, approved by the Board, including the Independent Board Members voting separately, in substantially the form presented at the Meeting with such changes as counsel deems necessary; and further

RESOLVED, that the amount of the fidelity bond coverage is approved by the Board, including the Independent Board Members voting separately, after consideration of all factors deemed relevant by the Board and the Independent Board Members, including, but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured fidelity bond, the amount of the premium for such bond, the ratable allocation of the premium among the parties named as insureds, the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, the value of the assets of the Fund, the type and terms of the arrangements made for custody of the Fund’s assets, and the nature of the securities in the Fund’s portfolio; and further

RESOLVED, that the Board, including the Independent Board Members, determined that the benefits of obtaining fidelity bond coverage from the Federal Insurance Company, including the opportunity to obtain stable, low-cost insurance coverage from the Federal Insurance Company, justify paying the reserve premium and making the commitments for additional payments to the Federal Insurance Company, including acceptance of restrictions upon the withdrawal of the reserve premium; and further

RESOLVED, that the Chief Executive Officer, President, any Vice President, Chief Financial Officer, Treasurer or any Assistant Treasurer and Secretary or any Assistant Secretary (the “Proper Officers”) of each Fund be, and each of them hereby is, authorized and empowered to execute such other documents with such nonmaterial changes as the officers of the Fund, with the advice of counsel to the Fund, may deem necessary, appropriate or desirable (such determination to be conclusively evidenced by the execution and delivery of such documents) and take such other action as may be deemed necessary or desirable to effect the Fund’s purchase of a fidelity bond from the Federal Insurance Company, including but not limited to executing any signature commitments or obtaining letters of credit deemed necessary or desirable by the officers or officer executing the same; and further

RESOLVED, that the agreement by and among the Funds to enter into a joint insured fidelity bond (the “Joint Fidelity Bond Agreement”) be, and it hereby is, re-approved; and further

RESOLVED, that the Board, including the Independent Board Members voting separately, hereby authorizes and empowers the officers of each Fund to pay the amount of the total premium allocated to the Fund for the period payable with respect to such bond as described in the Joint Fidelity Bond Agreement; and further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary or any Assistant Secretary of the Funds is hereby designated as the officer of the Funds who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the Proper Officers of each Fund be, and they hereby are, authorized and empowered at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

The period for which premiums have been paid under the joint fidelity bond is November 1, 2023 to November 1, 2024.

By:	/s/ Janey Ahn
Janey Ahn, Esq.
Secretary of the Funds listed on Schedule A

Dated: January 26, 2024

Schedule A

Registered Investment Company	Gross Assets as of September 30, 2023	Minimum Bond Limit Under Rule 17g-1
BlackRock 2037 Municipal Target Term Trust	$151,472,508	$600,000
BlackRock Allocation Target Shares	$5,111,495,280	$2,500,000
BlackRock Alpha Strategies Fund	$102,375,116	$525,000
BlackRock California Municipal Income Trust	$540,128,931	$900,000
BlackRock California Municipal Series Trust	$2,464,601,988	$1,700,000
BlackRock Capital Allocation Term Trust	$1,976,751,647	$1,500,000
BlackRock Core Bond Trust	$907,115,952	$1,000,000
BlackRock Corporate High Yield Fund, Inc.	$1,929,578,992	$1,500,000
BlackRock Credit Allocation Income Trust	$1,684,570,315	$1,500,000
BlackRock Credit Strategies Fund	$468,845,508	$750,000
BlackRock Debt Strategies Fund, Inc.	$658,732,118	$900,000
BlackRock Energy and Resources Trust	$415,041,997	$750,000
BlackRock Enhanced Capital and Income Fund, Inc.	$823,901,212	$1,000,000
BlackRock Enhanced Equity Dividend Trust	$1,613,432,950	$1,500,000
BlackRock Enhanced Global Dividend Trust	$685,297,481	$900,000
BlackRock Enhanced Government Fund, Inc.	$41,435,040	$350,000
BlackRock Enhanced International Dividend Trust	$585,703,863	$900,000
BlackRock ESG Capital Allocation Term Trust	$1,873,426,686	$1,500,000
BlackRock ETF Trust II	$366,734,390	$750,000
BlackRock Floating Rate Income Strategies Fund, Inc.	$625,488,568	$900,000
BlackRock Floating Rate Income Trust	$392,928,226	$750,000
BlackRock Funds IV	$9,095,610,352	$2,500,000
BlackRock Funds V	$88,914,779,474	$2,500,000
BlackRock Health Sciences Trust	$575,288,640	$900,000

Registered Investment Company	Gross Assets as of September 30, 2023	Minimum Bond Limit Under Rule 17g-1
BlackRock Health Sciences Term Trust	$1,831,138,531	$1,500,000
BlackRock Income Trust, Inc.	$412,484,703	$750,000
BlackRock Innovation and Growth Term Trust	$1,928,398,166	$1,500,000
BlackRock Investment Quality Municipal Trust Inc.	$334,468,192	$750,000
BlackRock Limited Duration Income Trust	$772,008,782	$1,000,000
BlackRock Long-Term Municipal Advantage Trust	$205,277,886	$600,000
BlackRock Multi-Sector Income Trust	$885,038,459	$1,000,000
BlackRock Multi-Sector Opportunities Trust	$194,143,727	$600,000
BlackRock Multi-Sector Opportunities Trust II	$84,266,653	$450,000
BlackRock Multi-State Municipal Series Trust	$1,877,196,563	$1,500,000
BlackRock MuniAssets Fund, Inc.	$594,850,508	$900,000
BlackRock Municipal 2030 Target Term Trust	$2,336,187,630	$1,700,000
BlackRock Municipal Bond Fund, Inc.	$11,721,533,834	$2,500,000
BlackRock Municipal Income Fund, Inc.	$1,476,148,097	$1,250,000
BlackRock Municipal Income Quality Trust	$444,398,843	$750,000
BlackRock Municipal Income Trust	$778,670,245	$1,000,000
BlackRock Municipal Income Trust II	$834,055,215	$1,000,000
BlackRock Municipal Series Trust	$4,735,873,167	$2,500,000
BlackRock MuniHoldings California Quality Fund, Inc.	$1,641,975,807	$1,500,000
BlackRock MuniHoldings Fund, Inc.	$1,003,447,822	$1,250,000
BlackRock MuniHoldings New Jersey Quality Fund, Inc.	$1,069,672,397	$1,250,000
BlackRock MuniHoldings New York Quality Fund, Inc.	$593,885,192	$900,000
BlackRock MuniHoldings Quality Fund II, Inc.	$369,742,720	$750,000
BlackRock MuniVest Fund II, Inc.	$378,153,477	$750,000
BlackRock MuniVest Fund, Inc.	$714,128,110	$900,000

Registered Investment Company	Gross Assets as of September 30, 2023	Minimum Bond Limit Under Rule 17g-1
BlackRock MuniYield Fund, Inc.	$767,303,830	$1,000,000
BlackRock MuniYield Michigan Quality Fund, Inc.	$594,790,312	$900,000
BlackRock MuniYield New York Quality Fund, Inc.	$680,673,921	$900,000
BlackRock MuniYield Pennsylvania Quality Fund	$238,988,192	$600,000
BlackRock MuniYield Quality Fund II, Inc.	$357,689,268	$750,000
BlackRock MuniYield Quality Fund III, Inc.	$1,155,666,609	$1,250,000
BlackRock MuniYield Quality Fund, Inc.	$1,332,879,501	$1,250,000
BlackRock New York Municipal Income Trust	$451,635,206	$750,000
BlackRock Private Investments Fund	$103,026,924	$525,000
BlackRock Resources & Commodities Strategy Trust	$918,312,775	$1,000,000
BlackRock Science and Technology Trust	$1,090,599,422	$1,250,000
BlackRock Science and Technology Term Trust	$1,566,573,827	$1,500,000
BlackRock Series Fund II, Inc.	$21,159,299	$250,000
BlackRock Strategic Global Bond Fund, Inc.	$857,901,809	$1,000,000
BlackRock Taxable Municipal Bond Trust	$1,534,844,617	$1,500,000
BlackRock Utilities, Infrastructure & Power Opportunities Trust	$460,754,000	$750,000
BlackRock Variable Series Funds II, Inc.	$1,825,671,257	$1,500,000
BlackRock Virginia Municipal Bond Trust	$29,537,923	$300,000
Managed Account Series II	$373,361,183	$750,000
Master Bond LLC / BlackRock Bond Fund, Inc.	$42,073,502,896	$2,500,000
Master Investment Portfolio II / BlackRock Funds VI	$1,800,571,507	$1,500,000

JOINT FIDELITY BOND AGREEMENT BY AND AMONG

THE FUNDS IN THE BOARD I COMPLEX

JOINT FIDELITY BOND AGREEMENT (the “Agreement”), dated as of January 1, 2019, by and among the funds (each, a “Fund” and collectively, the “Funds”) in the Board I Complex listed on Schedule A attached hereto, as the same may be amended from time to time, all of which are named insureds on a certain fidelity bond underwritten by Federal Insurance Company (“Federal”), a member of the Chubb Group of Insurance Companies, covering certain acts relating to the Funds (the “Bond”).

W I T N E S S E T H

WHEREAS, each of the Funds is an open-end or closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, by the terms of Rule 17g-1 under the 1940 Act, the Funds are required to provide and to maintain in effect a bond against larceny and embezzlement by their officers and employees. By the terms of the rule, the Funds are authorized to secure the Bond that names all of the Funds as insureds;

WHEREAS, Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds;

WHEREAS, a majority of the Board of Directors/Trustees (collectively, the “Board,” the members of which are referred to as “Directors”) of each Fund who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such Bond, and the majority of such Directors have approved the amount, type, form and coverage of the Bond and the portion of the premium payable with respect to each Fund; and

WHEREAS, the Board has determined that the allocation of the proceeds payable under the Bond as set forth herein (which takes into account the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond) is equitable with respect to each Fund and that each Fund will benefit from its respective participation in the Bond in compliance with this Rule.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed by and between the Funds hereto as follows:

1. Joint Insured Bond. The Funds have procured from Federal, a reputable fidelity insurance company, the Bond insuring each Fund against larceny and embezzlement of its securities and funds by such of its officers and employees who may, singly or jointly with others, have access to such securities or funds, directly or through authority to draw upon such funds or to direct generally the disposition of such securities. The Bond names each Fund as an insured, and complies with the requirements established by Rule 17g-1 under the 1940 Act.

2. Amount. The Bond is in an amount, based upon the total assets of each Fund, equal to or in excess of the aggregate of the minimum coverage required for each of the Funds under Rule 17g-1. The minimum coverage required for a Fund under Rule 17g-1(d)(1) shall be referred to herein as the “Minimum Coverage Amount.”

3. Ratable Allocation of Premium. Each Fund will pay the percentage of the premium due under the Bond which is proportionate to the ratio of its Minimum Coverage Amount to the aggregate amount of the Minimum Coverage Amounts for all of the Funds.

4. Ratable Allocation of Proceeds.

(a) In the event any recovery under the Bond is received as a result of a loss sustained by any of the Funds, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the Minimum Coverage Amount.

(b) If the recovery is inadequate to indemnify fully each such Fund sustaining a loss, the recovery shall be allocated among such Funds as follows:

(i) Each Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the Minimum Coverage Amount.

(ii) The remaining portion of the proceeds shall be allocated to each Fund sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such Fund’s gross assets as of the end of its fiscal quarter preceding the loss bears to the sum of the gross assets of all such Funds. If such allocation would result in any Fund sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such Fund, the aggregate of such excess portions shall be allocated among the other Funds whose losses would not be fully indemnified in the same proportion as each such Fund’s gross assets bear to the sum of the gross assets of all Funds entitled to receive a share of the excess (both determined as of the fiscal quarter of each Fund preceding the loss). Any allocation in excess of a loss actually sustained by any such Fund shall be reallocated in the same manner.

5. Claims and Settlements. Each Fund shall, within ten days after the making of any claim under the Bond, provide the other Funds with written notice of the amount and nature of such claim. Each Fund shall, within ten days after the receipt thereof, provide the other Funds with written notice of the terms of settlement of any claim made under the Bond by such Fund.

6. Modification and Amendments.

(a) If a Fund shall determine that the coverage required by Rule 17g-1 for such Fund has changed, or that the amount of the total coverage allocated to such Fund should otherwise be modified, it shall so notify the other Funds setting forth the modification which it believes to be appropriate, and the proposed treatment of any increased or return premium.

(b) Within 60 days after such notice, the Funds shall seek the approval required by Rule 17g-1, and if approvals are obtained, shall effect an amendment to this Agreement and the Bond. Any Fund may terminate this Agreement (except with respect to losses occurring prior to such withdrawal) by giving at least 60 days’ written notice to the other Funds. The Fund(s) terminating the Agreement shall thereafter be removed as a named insured in accordance with Rule 17g-1 and the Fund(s) shall be entitled to receive the pro rata portion of any return of premium paid to the insurance company.

(c) This Agreement is intended to cover all entities insured under the Bond. Any insured under the Bond that is not currently listed on Schedule A hereto may be added to this Agreement by amendment. The Funds hereby consent to additional registered investment companies advised by BlackRock Advisors, LLC and its affiliates being named as an insured under the Bond and the Agreement.

7. Limitation of Liability for Massachusetts business trusts. The Declaration of Trust for each Fund listed on Schedule A hereto that is organized as a Massachusetts business trust (each, a “Massachusetts Trust”) is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of such Massachusetts Trusts by each Massachusetts Trust’s Chief Executive Officer and not individually and the obligations imposed upon each Massachusetts Trust by this Agreement are not binding upon any of the Massachusetts Trust’s respective Board members, officers or shareholders individually but are binding only upon the assets and property of such Massachusetts Trust.

8. No Assignment. This Agreement is not assignable.

9. Counterparts. This Agreement may be executed in any number of counterparts which together shall constitute a single instrument.

10. Governing Law. The Agreement shall be construed in accordance with the laws of the State of New York.

11. Notices. All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate Fund at 40 East 52nd Street, New York, NY 10022.

IN WITNESS WHEREOF, each Fund has caused the foregoing instrument to be executed by their duly authorized officers, all as of the day and the year first above written.

/s/ John M Perlowski
Name:	John M. Perlowski
Title:	President and Chief Executive Officer of each Fund on Schedule A

SCHEDULE A

Open-End Funds

BlackRock Allocation Target Shares

BATS: Series A Portfolio

BATS: Series C Portfolio

BATS: Series E Portfolio

BATS: Series I Portfolio

BATS: Series M Portfolio

BATS: Series P Portfolio

BATS: Series S Portfolio

BATS: Series V Portfolio

BlackRock Bond Fund, Inc.

BlackRock Sustainable Total Return Fund

BlackRock Total Return Fund

BlackRock California Municipal Series Trust

BlackRock California Municipal Opportunities Fund

BlackRock ETF Trust II

BlackRock AAA CLO ETF

BlackRock Flexible Income ETF

BlackRock Floating Rate Loan ETF

BlackRock High Yield Muni Income Bond ETF

BlackRock Intermediate Muni Income Bond ETF

BlackRock Short-Term California Muni Bond ETF

BlackRock Total Return ETF

iShares Large Cap Deep Buffer ETF

iShares Large Cap Moderate Buffer ETF

BlackRock Funds IV

BlackRock Global Long/Short Credit Fund

BlackRock Sustainable Advantage CoreAlpha Bond Fund

BlackRock Systematic Multi-Strategy Fund

BlackRock Funds V

BlackRock Core Bond Portfolio

BlackRock Floating Rate Income Portfolio

BlackRock GNMA Portfolio

BlackRock High Yield Bond Portfolio

BlackRock Impact Mortgage Fund

BlackRock Income Fund

BlackRock Inflation Protected Bond Portfolio

BlackRock Low Duration Bond Portfolio

BlackRock Strategic Income Opportunities Portfolio

BlackRock Sustainable High Yield Bond Fund

BlackRock Sustainable Low Duration Bond Fund

BlackRock Funds VI

BlackRock Advantage CoreAlpha Bond Fund

BlackRock Multi-State Municipal Series Trust

BlackRock New Jersey Municipal Bond Fund

BlackRock New York Municipal Opportunities Fund

BlackRock Pennsylvania Municipal Bond Fund

BlackRock Municipal Bond Fund, Inc.

BlackRock High Yield Municipal Fund

BlackRock Impact Municipal Fund

BlackRock National Municipal Fund

BlackRock Short-Term Municipal Fund

BlackRock Municipal Series Trust

BlackRock Strategic Municipal Opportunities Fund

BlackRock Series Fund II, Inc.

BlackRock High Yield Portfolio

BlackRock Strategic Global Bond Fund, Inc.

BlackRock Variable Series Funds II, Inc.

BlackRock High Yield V.I. Fund

BlackRock Total Return V.I. Fund

Managed Account Series II

BlackRock U.S. Mortgage Portfolio

Master Bond LLC

Master Total Return Portfolio

Master Investment Portfolio II

Advantage CoreAlpha Bond Master Portfolio

Closed-End Funds

BlackRock 2037 Municipal Target Term Trust

BlackRock Alpha Strategies Fund

BlackRock California Municipal Income Trust

BlackRock Capital Allocation Term Trust

BlackRock Core Bond Trust

BlackRock Corporate High Yield Fund, Inc.

BlackRock Credit Allocation Income Trust

BlackRock Credit Strategies Fund

BlackRock Debt Strategies Fund, Inc.

BlackRock Energy and Resources Trust

BlackRock Enhanced Capital and Income Fund, Inc.

BlackRock Enhanced Equity Dividend Trust

BlackRock Enhanced Global Dividend Trust

BlackRock Enhanced Government Fund, Inc.

BlackRock Enhanced International Dividend Trust

BlackRock ESG Capital Allocation Term Trust

BlackRock Floating Rate Income Strategies Fund, Inc.

BlackRock Floating Rate Income Trust

BlackRock Health Sciences Trust

BlackRock Health Sciences Term Trust

BlackRock Income Trust, Inc.

BlackRock Innovation and Growth Term Trust

BlackRock Investment Quality Municipal Trust, Inc.

BlackRock Limited Duration Income Trust

BlackRock Long-Term Municipal Advantage Trust

BlackRock Multi-Sector Income Trust

BlackRock Multi-Sector Opportunities Trust

BlackRock MuniAssets Fund, Inc.

BlackRock Municipal 2030 Target Term Trust

BlackRock Municipal Income Fund, Inc.

BlackRock Municipal Income Quality Trust

BlackRock Municipal Income Trust

BlackRock Municipal Income Trust II

BlackRock MuniHoldings California Quality Fund, Inc.

BlackRock MuniHoldings Fund, Inc.

BlackRock MuniHoldings New Jersey Quality Fund, Inc.

BlackRock MuniHoldings New York Quality Fund, Inc.

BlackRock MuniHoldings Quality Fund II, Inc.

BlackRock MuniVest Fund II, Inc.

BlackRock MuniVest Fund, Inc.

BlackRock MuniYield Fund, Inc.

BlackRock MuniYield Michigan Quality Fund, Inc.

BlackRock MuniYield New York Quality Fund, Inc.

BlackRock MuniYield Pennsylvania Quality Fund

BlackRock MuniYield Quality Fund II, Inc.

BlackRock MuniYield Quality Fund III, Inc.

BlackRock MuniYield Quality Fund, Inc.

BlackRock New York Municipal Income Trust

BlackRock Private Investments Fund

BlackRock Resources & Commodities Strategy Trust

BlackRock Science and Technology Trust

BlackRock Science and Technology Term Trust

BlackRock Taxable Municipal Bond Trust

BlackRock Utilities, Infrastructure & Power Opportunities Trust

BlackRock Virginia Municipal Bond Trust

As amended January 26, 2024